FRESH START PRIVATE MANAGEMENT, INC.

999 N. Tustin Avenue, Suite 16

Santa Ana, CA 92705

December 16, 2011

Via EDGAR

Attn: Ms. Pamela Long, Assistant Director

countryU.S. Securities and Exchange Commission

PostalCodePostalCodePostalCodeWashington, PostalCodeD.C. PostalCode20549-0302

Re:

Request for Extension to File Response

Fresh Start Private Management, Inc.

Form 8-K

Filed November 4, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 21, 2011

File No. 000-54208

Dear Ms. Long,

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated December 2, 2011 regarding the above referenced filings (the “Comment Letter”). Please accept this correspondence as a request for an extension of an additional ten (10) business days to provide the Commission with our response to the Comment Letter. Accordingly, the Company will respond to the Commission’s comment letter, no later than Friday, December 30, 2011.

Thank you for your attention to this matter.

Sincerely,

 /s/ Neil Muller

Fresh Start Private Management, Inc.

Name: Neil Muller

Title: President

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